

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE


04005852

January 20, 2004

Parth S. Munshi
Finance Counsel
The Coca-Cola Company
P.O. Drawer 1734
Atlanta, GA 30301

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-20-2004

Re: The Coca-Cola Company
Incoming letter dated December 12, 2003

Dear Mr. Munshi:

This is in response to your letter dated December 12, 2003 concerning the shareholder proposal submitted to Coca-Cola by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated December 24, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Brandon J. Rees
Research Analyst
Office of Analyst
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

21344

The Coca-Cola Company
COCA-COLA PLAZA
ATLANTA, GEORGIA

LEGAL DIVISION

ADDRESS REPLY TO
P.O. DRAWER 1734
ATLANTA, GA 30301
404 676-2121
OUR REFERENCE NO.

Rule 14a-8(i)(3)
Rule 14a-8(i)(10)

December 12, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Mail Stop 4-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Coca-Cola Company/Exclusion From Proxy Materials of Share Owner Proposal Submitted by the AFL-CIO Reserve Fund

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, The Coca-Cola Company, a Delaware corporation (the "Company"), hereby notifies the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a share owner proposal (the "Proposal") submitted by the AFL-CIO Reserve Fund (the "Fund") from its proxy materials for its 2004 annual meeting of share owners (the "Annual Meeting"). The Company received the Fund's Proposal for inclusion in the Company's proxy materials for its Annual Meeting on November 6, 2003. A copy of the Fund's letter is attached as Exhibit A. The Company asks that the Division of Corporation Finance (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its proxy materials for the Annual Meeting for the reasons set forth below. The Company intends to file its definitive proxy materials for the Annual Meeting with the Commission on March 4, 2004. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

As more fully set forth below, the Company proposes to exclude the Proposal from the Company's 2004 proxy materials for the following reasons: (a) the Proposal has been substantially implemented and is therefore excludable under Rule 141-8(i)(10); and (b) the Proposal is false and misleading and is therefore excludable under Rule 14a-8(i)(3).

THE PROPOSAL

The Proposal reads: "RESOLVED: The shareholders of The Coca-Cola Company ("Coca-Cola" or the "Company") urge the Board of Directors (the "Board") to seek shareholder approval of senior executive participation in the Company's Compensation Deferral & Investment Program (the "Program") that has paid above-market rates of 14 percent."

DISCUSSION

Rule 14a-8 generally requires public companies to include in their proxy materials proposals submitted by shareholders that meet certain eligibility requirements and comply with certain procedures governing the submission of their proposals. However, Rule 14a-8 also provides that certain types of proposals are outside the scope of the rule and therefore need not be included in the company's proxy materials.

I. The Proposal has Been Substantially Implemented and is Therefore Excludable under Rule 14a-8(i)(10)

Rule 14a-8(i)(10) allows exclusion of a proposal where, as is the case here, the proposal has already been substantially implemented by the registrant.

The Staff has on numerous occasions permitted the omission of proposals that have been substantially implemented by a registrant. Honeywell International Inc. (Feb. 29, 2000); K-Mart Corp. (Feb. 23, 2000); Masco Corp. (Mar. 29, 1999). The Staff has not required that the registrant have implemented the action exactly as proposed, but rather only that the registrant have previously satisfied the essential objective of the proposal. See e.g., The Talbots, Inc. (Apr. 5, 2001); The Gap, Inc. (Mar. 16, 2001); Texaco, Inc. (Mar. 28, 1991) (determination that a company has substantially implemented a proposal depends on whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal).

The Commission amended Rule 14a-8 in 1998. See, Securities Exchange Act Release No. 40018 (May 21, 1998). In connection with the amendment, Rule 14a-8(c)(10) was renumbered as 14a-8(i)(10) and the provision was revised to permit the exclusion of proposals that have been "substantially implemented" as opposed to the previous language that permitted the exclusion of "moot" proposals. See Securities Exchange Act Release No.

39093 (September 18, 1997). In proposing and subsequently adopting the revised language of Rule 14a-8(i)(10), the Commission indicated that such revised language was merely an adoption of its 1983 interpretation with respect to what constituted a "moot" proposal under Rule 14a-8(c)(10).[1] See, Securities Exchange Act Release No. 20091 (August 16, 1983). Under that 1983 interpretation, a proposal could be excluded as moot if it had been substantially implemented. Prior to 1983, the Staff had required that a proposal be fully effected to be eligible for exclusion under 14a-8(c)(10). Nothing in Release No. 39093, Release No. 40018 or any other release by the Commission indicates that the language as amended would not permit an exclusion of a proposal as substantially implemented under Rule 14a-8(i)(10) where the very facts contained in the proposal are not applicable to the company. In fact, under such circumstances, the company has already substantially implemented the proposal since the facts presented are not applicable to the company. In Roadway Express, Inc., the Staff granted no action relief in connection with a shareowner proposal asking the company not to grant pension benefits to non-employee directors. The company did not grant pension benefits to its non-employee directors and the Staff permitted the exclusion of the proposal on the grounds that it was moot. Roadway Express, Inc. (Jan. 29, 1997); See also Caliber Systems, Inc. (March 26, 1996); AT&T Corp. (Jan. 6, 1995) (permitted exclusion of a proposal to reduce contributions to organizations that promote abortions because the company did not make any such contributions).

The Program was adopted by the Company in 1986 and provided employees who had an annual base salary of at least $50,000 per year as of April 1, 1986 to defer up to $50,000 of their salary and bonus earned during the period May 1, 1986 to April 31, 1987. To participate in the Program, an eligible employee had to file with the Company a deferral election prior to April 15, 1986. The Program did not permit any participating employee to defer any additional compensation and did not permit any employee who did not complete a deferral election form prior to the April 15, 1986 deadline to participate. The Program by its terms does not permit any additional participation, it merely permits those employees who elected to defer compensation during the deferral period to continue to earn interest on the deferred amount in accordance with the terms of the Program.

The Proposal requests that the Company seek shareholder approval of senior executive participation in the Program. As stated above, no additional employees are permitted to elect to participate in the Program. Participation was limited to those employees who elected to do so during the appropriate period back in 1986 by filling out the appropriate form. Additionally, no senior executive officer of the Company elected to defer compensation under the Program in 1986 and therefore no senior executive officer participates in the Program. The Proponent states in its Supporting Statement that Brian Dyson participates in the Program. While Mr. Dyson did elect to defer compensation in 1986 and currently has an account that earns interest in accordance with the terms of the Program, he is not a senior executive officer of the Company. Mr. Dyson previously served

---

1 As such, Staff no-action letters decided under Rule 14a-8(c)(10) would continue to be relevant to the application of Rule 14a-8(i)(10).

as Vice Chairman of the Company, but retired on July 31, 2003. Given that no senior executive officer of the Company participated in the Program in 1986 and the Program does not permit any additional employee to become a participant, the Proposal is moot and has been substantially implemented and thus is excludable under Rule 14a-8(i)(10).

II. A Portion of the Proposal is False and Misleading Statement and it is Therefore Excludable under Rule 14a-8(i)(3)

Rule 14a-8(i)(3) permits companies to omit a shareholder proposal and its related supporting statement if the proposal is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials." See, e.g., The Coca-Cola Company (Jan. 9, 2003); The Coca-Cola Company (Jan. 9. 2003); Honeywell International, Inc. (Oct. 16, 2001); TJX Companies, Inc. (Mar. 14, 2001). The Company believes that the following portion of the Proposal is false and misleading, and therefore intends to omit such portion of the Proposal from its proxy materials for the Annual Meeting in reliance on Rule 14a-8(i)(3), in the event that the Staff determines that the entire Proposal may not be excluded under Rule 14a-8(i)(10).

The third paragraph of the supporting statement states that "[a]t least one senior executive, Vice Chairman Brian Dyson, participates in this Program" (the "Statement"). The Statement is false because Mr. Dyson is not a senior executive officer of the Company. As stated above, Mr. Dyson retired as Vice Chairman of the Company on July 31, 2003. Given that Mr. Dyson is not a senior executive officer of the Company, the Statement is false and is therefore excludable under Rule 14a-8(i)(3).

CONCLUSION

For the foregoing reasons, the Company has determined to exclude the Proposal from the Company's proxy materials for the Annual Meeting.

If you have any questions regarding this matter or require additional information, please feel free to call the undersigned at 404-676-2671.

Very truly yours,



Parth S. Munshi
Finance Counsel

cc: AFL-CIO Reserve Fund
Enclosures: 6 copies of this letter with Exhibit

Nov-06-2003 03:42pm From-AFL CIO +2025086992 T-364 P.002/003 F-640

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR
CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 5, 2003

By Facsimile and Electronic Mail

Deval L. Patrick
Corporate Secretary
The Coca-Cola Company
Fax: (404) 515-0358
E-mail: shareowneraffairs@na.ko.com

Dear Mr. Patrick:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2003 proxy statement of The Coca-Cola Company (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2004 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 1,500 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Brandon Rees at (202) 637-3900.

Sincerely,

William B. Patterson
Director, Office of Investment

Enclosure

Shareholder Proposal

RESOLVED: The shareholders of The Coca-Cola Company ("Coca-Cola" or the "Company") urge the Board of Directors (the "Board") to seek shareholder approval of senior executive participation in the Company's Compensation Deferral & Investment Program (the "Program") that has paid above-market interest rates of 14 percent.

Supporting Statement

Participants in the Coca-Cola Compensation Deferral & Investment Program receive preferential retirement benefits not offered to other employees of the Company. According to Coca-Cola, the "primary purpose of this Program is to enhance a Participant's retirement income...at a rate which The Coca-Cola Company anticipates will be very favorable for the Participant."

The Compensation Deferral & Investment Program provides participants who deferred income in 1986 and 1987 with extraordinary rates of return guaranteed by the Company. Since January 1, 1998, account balances have received a 14 percent interest rate compounded annually on deferred amounts. This rate of return compares favorably with Coca-Cola's 5-year share price performance of negative 33 percent between January 1, 1998 and December 31, 2002.

At least one senior executive, Vice Chairman Brian Dyson, participates in this Program. In our opinion, paying guaranteed above-market interest rates on senior executives' deferred compensation undermines the goal of linking executive pay to Company performance. We believe that the rate of return on all executives' deferred compensation should be performance-based, or should at least reflect market returns.

We also believe senior executive participation in this Program is unnecessary because Coca-Cola offers a variety of retirement plans that ensure senior executives will have more than sufficient retirement income. For example, although Mr. Dyson has been reemployed by the Company, he also continues to receive retirement payments from Coca-Cola Enterprises Inc. and the Coca-Cola Supplemental Benefit Plan.

We believe the above-market interest paid under the Program to executive officers is incompatible with the Board of Directors Compensation Committee's benefits policy. This policy states that "benefits offered to executive officers are those that are offered to the general employee population." However, only certain salaried employees who earned more than $50,000 were eligible to participate in the Program.

Under the Program, Coca-Cola reserves the right to reduce or disregard any interest credits made at any time to any account if such action is necessary or appropriate. Requiring shareholder approval of senior executive participation in the Program will help ensure that the interest paid to senior executives is in the best interests of Coca-Cola.

For these reasons, please vote FOR this proposal.

American Federation of Labor and Congress of Industrial Organizations



AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 24, 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549



SEC MAIL PROCESSING
RECEIVED
DEC 29 2003
WASH. D.C.
158
SECTION

Re: Request by The Coca-Cola Company
to omit a shareholder proposal
submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

We are writing in response to the December 12, 2003 letter ("No-Action Request") from The Coca-Cola Company (the "Company"). That letter states the Company's intention to omit from its proxy materials the non-binding shareholder proposal (the "Proposal") submitted by the AFL-CIO Reserve Fund (the "Fund"), which urges the "Board of Directors (the "Board") to seek shareholder approval of senior executive participation in the Company's Compensation Deferral & Investment Program (the "Program") that has paid above-market interest rates of 14 percent."

As grounds for exclusion the Company relies on Rule 14a-8(i)(10), arguing that the Proposal has been substantially implemented. The Company further contends that the proposal is false and misleading and therefore excludable under Rule 14a-8(i)(3). These arguments are without merit, as we explain below, and the Commission should not permit the Company to omit the Fund's Proposal. Should the Commission so desire, however, the Fund is willing to make any necessary clarifications or amplifications to the Proposal to address the Company's concerns. As indicated in this letter, a few very minor changes would foreclose even the unfounded, hypertechnical issues raised by the Company in its No-Action Request.

1. **The Proposal has not been substantially implemented by the Company; rather, the facts contained in the Proposal still apply to the Company**

The Proposal seeks to establish a policy to ensure that any participation by senior executives in t he Program is submitted for shareholder approval. The Company asserts that this Proposal has already been substantially implemented because the Program covers only a finite group of individuals who enrolled back in 1986, and because with the retirement of Vice Chairman Brian Dyson on July 31, 2003, no senior executives *currently* participate in the plan. However, the Company has not adopted any rules or policy to prohibit senior executive participation in the Program, or to require shareholder approval of such participation. Rather, it is simply happenstance that none of the individuals enrolled in the program is *currently* serving in a senior executive capacity. Senior executive participation in the Program could easily recur at any point in the future, as it has in the past, and, thus, the Proposal has not been substantially implemented.

Future senior executive participation in the Program can come about in two ways. First of all, Program participants who are current employees of the Company may be promoted to become senior executives. Second, a retired senior executive who participates in the Program may be rehired as an active, senior executive employee of the Company. For example, Mr. Dyson retired from Coca-Cola Enterprises, Inc. in 1994 and was subsequently reemployed by the Company as a senior executive in 2001, remaining in that employment until July 2003. According to the Company's proxy statements, during Mr. Dyson's reemployment period as one of the Company's top five most highly compensated executives, he continued to participate in the Program and received above-market interest payments of $32,579 in 2002 and $32,908 in 2001.

For the Company to substantially implement the Proposal, action by the Board is required. The intended goal of the Proposal is to provide appropriate shareholder oversight of future senior executive participation in the Program. The Company indisputably has the ability to comply with any limitations the Proposal might entail (for example, under the Program documents the Company explicitly reserves the right to reduce or disregard any interest credits made at any time to any account if such action is necessary or appropriate). So long as the Program is maintained by the Company and there are Program participants who may become senior executives, the Proposal remains fully applicable to the Company. The facts are that senior executives have participated in the Program, and that Program participants can become senior executives, as evidenced by Mr. Dyson's reemployment by the Company.

Although we believe the facts show that the Proposal has not been substantially implemented, and that future senior executives may participate in the Program, the Fund is willing to revise the proposal should the Staff believe such an amendment is necessary. As the Commission Staff explained in Staff Legal Bulletin No. 14 dated July 13, 2001:

> *"[W]e have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal. We adopted this practice to deal with proposals that generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected. In these circumstances, we believe that the concepts underlying Exchange*

Act section 14(a) are best served by affording an opportunity to correct these kinds of defects."

If the Staff believes that some clarifying language is appropriate we would be happy to confer and accommodate such a request. For example, the forward-looking nature of the Proposal could be clarified by the following change (proposed new language in bold):

> *RESOLVED: The shareholders of The Coca-Cola Company ("Coca-Cola" or the "Company") urge the Board of Directors (the "Board") to seek shareholder approval of* ***future*** *senior executive participation in the Company's Compensation Deferral & Investment Program (the "Program") that has paid above-market interest rates of 14 percent.*

2. The Proposal's statement regarding Mr. Dyson's participation in the Program is technically accurate, and any defects are minor in nature.

The Company asserts that the Proposal's supporting statement is false and misleading because Mr. Dyson has retired and therefore is no longer a senior executive officer of the Company. The Company does not dispute the fact that Mr. Dyson is a participant in the Program. Accordingly, the Fund proposes that the third paragraph of the supporting statement be revised to reflect Mr. Dyson's status as a newly retired executive (proposed new language in bold):

> *At least one* ***recently retired*** *senior executive,* ***former*** *Vice Chairman Brian Dyson, participates in this Program.*

Conclusion

For all the reasons stated above, The Coca-Cola Company should not be permitted to exclude the Proposal in reliance on Rule 14a-8(i)(10) or Rule 14a-8(i)(3). As noted above, the Fund remains willing to confer and cooperate in making appropriate clarifications, if deemed necessary. If you have any questions, please do not hesitate to call me at (202) 637-3900.

Very truly yours,



Brandon J. Rees
Research Analyst
Office of Investment

Cc: The Coca-Cola Company

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 20, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Coca-Cola Company
Incoming letter dated December 12, 2003

The proposal urges the board to seek shareholder approval of senior executive participation in Coca-Cola's Compensation Deferral & Investment Program.

We are unable to concur in your view that Coca-Cola may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Coca-Cola may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

There appears to be some basis for your view that a portion of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must revise the sentence that begins "At least one . . ." and ends ". . . in this Program" to clarify that Mr. Dyson is a former senior executive. Accordingly, unless the proponent provides Coca-Cola with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Coca-Cola omits only this portion of the supporting statement from its proxy statement in reliance on rule 14a-8(i)(3).

Sincerely,



Michael R. McCoy
Attorney-Advisor